Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-276975

AMERICAN EXPRESS COMPANY

$500,000,000 5.412% Fixed-to-Fixed Rate Subordinated Notes due February 8, 2041

Issuer:	American Express Company
Expected Ratings(1):	A3/BBB+/BBB+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Ranking:

The Subordinated Notes are unsecured and will be subordinated in right of payment to all senior indebtedness of the issuer, but equal in right of payment to its subordinated indebtedness that is not specifically stated to be junior to the Subordinated Notes.

As of December 31, 2025, the aggregate principal amount of the issuer’s consolidated indebtedness that would have ranked senior or structurally senior to the Subordinated Notes was approximately $54.9 billion, and the aggregate principal amount of the issuer’s consolidated indebtedness that would have ranked equal in right of payment to the Subordinated Notes was approximately $1.8 billion. In addition, notes issued in the Concurrent Offerings (as defined below) will rank senior to the Subordinated Notes.

Trade Date:	February 3, 2026
Settlement Date:	February 10, 2026 (T+5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Subordinated Notes are initially expected to settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Risk Factors:	Investing in the Subordinated Notes involves risks. You should carefully consider the information under “Risk Factors” beginning on page 3 of the base prospectus (as defined below) and in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and the other information incorporated by reference in the base prospectus.
Maturity Date:	February 8, 2041
Par Amount:	$500,000,000
Benchmark Treasury:	UST 4.000% due November 15, 2035
Benchmark Treasury Price and Yield:	97-29 1/4; 4.262%
Re-offer Spread to Benchmark:	+115 bps
Re-offer Yield:	5.412%
Public Offering Price:	100.000%
Underwriters’ Discount:	0.450%
Net Proceeds to American Express Company:	$497,750,000 (before expenses)
Use of Proceeds:

The issuer intends to use the net proceeds from this offering for general corporate purposes.

The issuer is issuing the Subordinated Notes in order to create Tier 2 capital consistent with applicable U.S. capital rules (commonly known as Basel III), facilitating the issuer’s goal of maintaining strong capital ratios and preserving capacity for future capital distributions.

Interest Rates:

The Subordinated Notes will bear interest at a rate per annum equal to 5.412% during the Initial Fixed Rate Period.

The Subordinated Notes will bear interest at a rate per annum equal to the Reset Reference Rate, determined as of the Reset Determination Date (as defined below), plus 1.150% during the Reset Period (the “Reset Interest Rate”); provided, that if computation of the Reset Interest Rate would result in a rate less than zero, the Reset Interest Rate shall be equal to zero.

Initial Fixed Rate Period:	From, and including, the Settlement Date to, but excluding, the Reset Date.
Reset Period:	From, and including, the Reset Date to, but excluding, the Maturity Date.
Interest Payment Dates:	(i) With respect to the Initial Fixed Rate Period, February 8 and August 8 of each year, beginning August 8, 2026 (short first interest period) and ending on the Reset Date, and (ii) with respect to the Reset Period, February 8 and August 8 of each year, beginning August 8, 2036 and ending on the Maturity Date.
Interest Periods:	Semi-annually in arrears.
Reset Date:	February 8, 2036
Reset Reference Rate:	The Reset Reference Rate will be the U.S. Treasury Rate as determined on the Reset Determination Date in the manner described in the base prospectus. The Reset Determination Date is three Business Days prior to the Reset Date.
Business Day Convention:	Following Unadjusted Business Day Convention
Day Count:	30 / 360
Optional Par Call Redemption:	(i) In whole but not in part during the three-month period prior to, and including, February 8, 2036 (the tenth anniversary of the date of issuance), (ii) in whole or in part during the three-month period prior to the Maturity Date or (iii) in whole but not in part at any time within 90 days following the occurrence of a Regulatory Capital Event, in each case at a redemption price equal to the principal amount of the Subordinated Notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption. No redemption of the Subordinated Notes may be made without the prior approval of the Federal Reserve except as indicated in the base prospectus.

Optional Make-Whole Redemption:	In whole or in part, on or after February 12, 2031 (or if additional Subordinated Notes are issued after February 10, 2026, on or after the date that is five years and two business days after the issue date of such additional Subordinated Notes) and prior to November 8, 2035, at a redemption price as calculated and paid in the manner described in the base prospectus, with a Treasury Rate “spread” of 20 basis points.
Listing:	The Subordinated Notes will not be listed on any exchange.
Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Calculation Agent:	Unless the issuer has redeemed all of the outstanding Subordinated Notes, the issuer will appoint a calculation agent for the Subordinated Notes (which may be the issuer or any of the issuer’s affiliates) prior to the Reset Date.
Concurrent Offerings:	Concurrently with this offering, the issuer is offering $1,350,000,000 principal amount of its 4.009% fixed-to-floating rate senior notes due February 9, 2029, $1,000,000,000 principal amount of its 4.456% fixed-to-floating rate senior notes due February 10, 2032 and $650,000,000 principal amount of its floating rate senior notes due February 9, 2029 (the “Concurrent Offerings”). Notes issued in the Concurrent Offerings will be the issuer’s senior indebtedness and rank senior to the Subordinated Notes. Settlement of this offering is not conditioned upon the settlement of the Concurrent Offerings or vice versa.
CUSIP:	025816 ES4
ISIN:	US025816ES47
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	BNP Paribas Securities Corp. Lloyds Securities Inc. NatWest Markets Securities Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Truist Securities, Inc.
Junior Co-Managers:	Blaylock Van, LLC Independence Point Securities LLC

Recent Developments

On January 30, 2026, we announced our earnings results for the quarter ended December 31, 2025 and for the fiscal year ended December 31, 2025.

For the fiscal year ended December 31, 2025, we reported net income of $10.8 billion, up 7 percent from fiscal year 2024 and diluted earnings per share of $15.38, up 10 percent from fiscal year 2024. We also reported billed business of $1,669.8 billion, up 8 percent, total revenues net of interest expense of $72.2 billion, up 10 percent, total provisions for credit losses of $5.3 billion, up 1 percent, and total expenses of $53.2 billion, up 11 percent, in each case from fiscal year 2024.

For the quarter ended December 31, 2025, we reported net income of $2.5 billion, up 13 percent from the corresponding quarter in 2024 and diluted earnings per share of $3.53, up 16 percent from the corresponding quarter in 2024. We also reported billed business of $445.1 billion, up 9 percent, total revenues net of interest expense of $19.0 billion for the quarter, up 10 percent, total provisions for credit losses of $1.4 billion, up 9 percent, and total expenses of $14.5 billion, up 10 percent, in each case from the corresponding quarter in 2024.

As used in this section, billed business represents transaction volumes, including cash advances, on payment products issued by American Express. Diluted earnings per share represents net income less earnings allocated to participating share awards and dividends on preferred shares.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Subordinated Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus (the “base prospectus”) dated February 9, 2024) with the SEC for the offering to which this communication relates. Capitalized terms used but not defined herein have the meanings ascribed to them in the base prospectus. Before you invest, you should read the base prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Barclays Capital Inc. at 1-888-603-5847, Goldman Sachs & Co. LLC at 1-866-471-2526, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829 and Wells Fargo Securities, LLC at 1-800-645-3751.